ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MASSACHUSETTS 02199

William M. Beaudoin
T +1 617 854 2337
William.Beaudoin@ropesgray.com

June 28, 2019

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMO Trust (the “Trust”) (File Nos. 002-98772 and 811-04347)

Dear Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(b) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A and (4) Regulation S-T, is Post-Effective Amendment No. 210 to the Trust’s Registration Statement under the Securities Act and Amendment No. 256 to the Trust’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 210/256”), including (i) a GMO Trust Prospectus and Statement of Additional Information (relating to thirty-one series of the Trust); (ii) a Supplement Regarding Multiple Classes; and (iii) other information, the signature page, and exhibits. The other series of the Trust may be offered through separate prospectuses or private placement memoranda and statements of additional information, and no information contained herein is intended to amend or supersede any prior filing relating to any other series of the Trust.

This Amendment No. 210/256 is being filed in connection with the Trust’s annual update of its Registration Statement and the registration under the Securities Act and the 1940 Act of the shares of GMO U.S. Small Cap Value Fund, a new series of the Trust, for the purposes of (i) implementing comments provided to us by Samantha Brutlag, the Trust’s SEC staff reviewer with respect to Post-Effective Amendment No. 207 to the Trust’s Registration Statement under the Securities Act and Amendment No. 253 to the Trust’s Registration Statement under the 1940 Act, filed on April 16, 2019 pursuant to Rule 485(a)(2) of the Securities Act (“Amendment No. 207/253”), and with respect to Post-Effective Amendment No. 208 to the Trust’s Registration Statement under the Securities Act and Amendment No. 254 to the Trust’s Registration Statement under the 1940 Act, filed on May 1, 2019 pursuant to Rule 485(a)(1) of the Securities Act (together with Amendment No. 207/253, the “Amendments”); (ii) registering Class R6 shares and Class I shares of certain series of the Trust and to register Class II shares of GMO Alternative Allocation Fund, a series of the Trust; and (iii) making changes permitted to be made under Rule 485(b) of the Securities Act, including non-material changes which the Trust deems appropriate to the Amendments. Pursuant to the provisions of Rule 485(b) under the Securities Act, it is intended that this Amendment No. 210/256 become effective on June 30, 2019.

We have assisted the Trust in the preparation of this Amendment No. 210/256 and believe that this Amendment No. 210/256 does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485 under the Securities Act.

Securities and Exchange Commission	June 28, 2019

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin
William M. Beaudoin, Esq.

Enclosures

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq.
Sarah S. Clinton, Esq.